Exhibit 99.1

Youlife Group Inc. and Beijing Galbot Co., Ltd. Establish Joint Venture to Advance Intelligent Vocational Education

BEIJING, Aug. 29, 2025 /PRNewswire/ – Youlife Group Inc. (Nasdaq: YOUL, “Youlife” or the “Company”), a leading blue-collar lifetime service provider in China, today announced that operating company within the group has entered into a joint venture agreement with Beijing Galbot Co., Ltd. (“Galbot”), a pioneer in embodied intelligent robotics. Under the agreement, Youlife will contribute capital and hold a 51% equity stake in the newly established entity, Beijing Youlife Galaxy Technology Co., Ltd. (“Youlife Galaxy”). The joint venture will combine Youlife’s expansive vocational education network with Galbot’s cutting-edge technology to establish a new model for intelligent, immersive, and globally connected vocational training in China.

Dual Engines: Resource and Technology Integration

Youlife operates the largest blue-collar lifetime service platform in China, offering full-cycle services spanning vocational training, recruitment, workforce solutions, and ecosystem support. The Company has established partnerships with nearly 100 educational institutions and has facilitated employment for over one million individuals.

Galbot is a leader in embodied multimodal large-model robots. It has pioneered several world-first end-to-end embodied large models, including GraspVLA, TrackVLA, and GroceryVLA. Powered by these innovations, its embodied large-model robot Galbot has been widely applied across retail, manufacturing, healthcare, and cultural tourism scenarios. In 2025, Galbot served as the sole designated robotics platform for the International Olympiad in Artificial Intelligence (“IOAI”), providing exclusive embodied intelligence technology support and showcasing its global technological leadership in technology and industrial application values.

The joint venture brings together these complementary strengths to form a closed-loop ecosystem connecting education, technology, and industry.

Advancing National Priorities and Addressing Labor Gaps

Youlife Galaxy aligns with China’s national “Vocational Education Quality Improvement Action Plan.” It addresses two critical challenges: an estimated shortfall of 29 million skilled workers across ten key manufacturing sectors by 2025, and the accelerating push toward industrial automation. The venture aims to bridge the gap between labor supply and demand through technology-driven solutions.

Intelligent Vocational Education in Action: From Industry Colleges to Global Standards

Youlife Galaxy has launched three major initiatives:

●	Scaled Deployment of Robotics Industry Colleges: By the end of September 2025, Youlife Galaxy plans to provide robotics-focused training to thousands of students at higher vocational colleges across China. Training will take place in immersive, real-world settings using Galbot robots, with a focus on producing highly skilled professionals in intelligent manufacturing and commercial services.

●	Curriculum Upgrades: Tailored programs co-developed with industry partners will cover emerging sectors such as intelligent manufacturing and proactive healthcare, ensuring students are equipped with practical, in-demand skills.

●	Global Talent Network: Leveraging Youlife’s international strategy, the venture will train and deploy intelligent equipment operators to Chinese enterprises participating in infrastructure and industrial projects under the Belt and Road Initiative.

Over the next three years, Youlife Galaxy intends to establish multiple intelligent industry-education integration hubs and empower vocational schools. In partnership with Galbot’ strategic collaborations, it will develop a universal robotics curriculum and help standardize China’s vocational training for global adoption.

Looking Ahead: Vocational Education in the Age of AI

“Bringing robots into the classroom marks the beginning of a new era in vocational education,” said Yunlei Wang, Founder, CEO, and Chairman of Youlife. “We envision a future where human-machine collaboration empowers blue-collar workers to transition into high-skill, high-value, and respected careers.”

With strong policy tailwinds and rapid technological advances, Youlife Galaxy will leverage Youlife’s robust vocational education ecosystem to drive the transformation of vocational education—from traditional human-led models to next-generation human-machine symbiosis, opening the door to the intelligent era for over 400 million blue-collar workers worldwide.

About Youlife Group Inc.

Youlife is a leading blue-collar lifetime service provider with a nationwide network of 25 vocational schools under school management model and 25 curriculum development projects, covering a total of 37 cities or counties under 16 provinces of China. Learn more at https://ir.youlife.cn/.

About Beijing Galbot Co., Ltd.

As a leader in embodied intelligence, Galbot has developed a proprietary simulation-synthesis pipeline and generated hundreds of billions of high-quality synthetic data points, enabling the release of several world-first embodied large-models, including GraspVLA for fetching, TrackVLA for navigation, and GroceryVLA for retail. Powered by these innovations, its Galbot robot has achieved autonomous operations and cross-domain generalization across retail, manufacturing, healthcare, and cultural tourism sectors, demonstrating industry-leading technological maturity. In 2025, Galbot was selected as the sole official robot platform for the International Olympiad in Artificial Intelligence (“IOAI”), where Galbot served as the practice platform for 77 teams from 61 countries in the “Future Factory” challenge, showcasing the company’s global leadership and industrial impact in embodied intelligence. Learn more at https://www.galbot.com/

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Contact

Yi Liu
liuyi@youlanw.com
(86) 13062818313

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